Exhibit 16.1

March 31, 2003

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Sirs,

We were previously principal accountants for Advanced Medical Optics, Inc. (the “Company”) and, under the date of February 20, 2003, we reported on the consolidated financial statements of Advanced Medical Optics, Inc. and subsidiaries as of and for the years ended December 31, 2002 and 2001. On March 26, 2003, our appointment as principal accountants was terminated.

We have read the Company’s statements included under Item 4 of its Form 8-K dated March 26, 2003 and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement made under Item 4 in the fifth paragraph.

Very truly yours,

KPMG LLP